July 6, 2006

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION LEVEL FOR AUGUST 2006

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; NYSE: PWI)– PrimeWest Energy Trust (PrimeWest or the Trust) announces that the distribution payable August 15th, 2006 will be $0.30 per Trust Unit.  The ex-distribution date is July 19th, 2006 and the record date is July 21st, 2006.  This represents an 11% annualized pre-tax cash-on-cash yield based on the July 5th closing price of  $33.12 per Trust Unit.

Using a Canadian to U.S. dollar exchange rate of 0.90, the distribution amount is approximately US$0.27 per Trust Unit.  The actual U.S. dollar equivalent distribution will be based upon the U.S./Canadian dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol “PWX”.  Five-year Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the Seven-year Convertible Debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

Diane Zuber

Investor Relations Advisor

403-699-7356

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com